Exhibit 99.1

Materialise Reports Second Quarter 2025 Results

LEUVEN, Belgium--(BUSINESS WIRE)—July 24, 2025 -- Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the second quarter ended June 30, 2025.

Highlights – Second Quarter 2025

•	Total consolidated revenue decreased 5.8% to 64,831 kEUR compared to the corresponding 2024 period; however at the same time our Materialise Medical segment showed a further 16.7% growth.

•	Gross profit as a percentage of revenue for the second quarter of 2025 increased to 58.3%, compared to 57.0% for the corresponding 2024 period.

•	Adjusted EBIT improved to 3,058 kEUR for the second quarter of 2025 from 646 kEUR for the first quarter of 2025, although it remained below the 3,872 kEUR of the corresponding 2024 period.

•	Net result for the second quarter remained positive at 199 kEUR, or 0.0 EUR per diluted share, despite a significant impact from unfavorable exchange rate fluctuations.

•	Driven by positive free cash flow during the first half of 2025, our reported net cash position increased by 2,025 kEUR to 63,045 kEUR compared to December 31, 2024.

CEO Brigitte de Vet-Veithen commented, “Our Materialise Medical segment once again demonstrated its resilience, growing by almost 17% compared to the same period of 2024. At the same time increasing geo-political uncertainty and sustained macro-economic headwinds negatively impacted revenues in our Materialise Manufacturing and Materialise Software segments, and therefore also our consolidated revenue in the second quarter of 2025. Despite revenue pressure we were able to materially improve our operational profitability in Q2 2025 compared to prior periods through structural and targeted cost control. Unfavorable effects from exchange rate fluctuations significantly impacted our quarterly financials, but we nevertheless again reported a positive net result.”

Second Quarter 2025 Results

Total revenue for the second quarter of 2025 decreased 5.8% to 64,831 kEUR from 68,797 kEUR for the second quarter of 2024. Adjusted EBIT was 3,058 kEUR for the second quarter of 2025 compared to 3,872 kEUR for the 2024 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the second quarter of 2025 was 4.7%, compared to 5.6% for the second quarter of 2024. Adjusted EBITDA for the second quarter of 2025 was 8,288 kEUR compared to 9,188 kEUR for the 2024 period.

Revenue from our Materialise Medical segment increased 16.7% to 32,850 kEUR for the second quarter of 2025 compared to 28,141 kEUR for the same period in 2024. Segment Adjusted EBITDA amounted to 10,728 kEUR for the second quarter of 2025 compared to 8,199 kEUR, while the segment Adjusted EBITDA margin was 32.7% compared to 29.1% for the second quarter of 2024.

Revenue from our Materialise Software segment decreased 12.1% to 9,872 kEUR for the second quarter of 2025 from 11,226 kEUR for the same quarter last year. Segment Adjusted EBITDA remained stable at 1,373 kEUR from 1,374 kEUR, while the segment Adjusted EBITDA margin was 13.9% compared to 12.2% for the corresponding prior-year period, reflecting the impact of strict cost control.

Revenue from our Materialise Manufacturing segment decreased 24.9% to 22,109 kEUR for the second quarter of 2025 from 29,429 kEUR for the second quarter of 2024. Segment Adjusted EBITDA amounted to (807) kEUR compared to 2,416 kEUR for the same period in 2024, while the segment Adjusted EBITDA margin was (3.6)% compared to 8.2% for the second quarter of 2024.

Gross profit was 37,778 kEUR for the second quarter of 2025 compared to 39,227 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 58.3% compared to 57.0% for the second quarter of 2024.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses decreased, in the aggregate, by 0.8% to 36,334 kEUR for the second quarter of 2025 from 36,631 kEUR for the second quarter of 2024.

Net other operating income was 1,286 kEUR compared to 1,205 kEUR for the second quarter of 2024.

Operating result amounted to 2,730 kEUR compared to 3,801 kEUR for the second quarter of 2024.

Net financial result was (3,052) kEUR compared to 1,033 kEUR for the second quarter of 2024, reflecting highly unfavorable effects from unrealized exchange rate fluctuations.

The second quarter of 2025 contained income tax benefits of 521 kEUR, compared to income tax expenses of (959) kEUR in the second quarter of 2024.

As a result of the above, net profit for the second quarter of 2025 was 199 kEUR, compared to 3,875 kEUR for the same period in 2024. Total comprehensive income for the second quarter of 2025, which includes exchange differences on translation of foreign operations, was 823 kEUR compared to 3,093 kEUR for the corresponding 2024 period.

At June 30, 2025, we report 116,712 kEUR cash and cash equivalents on our balance sheet compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 53,667 kEUR, compared to 41,284 kEUR at December 31, 2024. As a result, our reported net cash position was 63,045 kEUR, an increase of 2,025 kEUR compared to December 31, 2024.

Cash flow from operating activities for the second quarter of 2025 was (27) kEUR compared to 8,400 kEUR for the same period in 2024. Total cash out from capital expenditures for the second quarter of 2025 amounted to 4,729 kEUR.

Net shareholders’ equity at June 30, 2025 was 249,488 kEUR compared to 248,578 kEUR at December 31, 2024.

2025 Guidance

Mrs. de Vet-Veithen concluded, “As we move through 2025 we see a risk that geo-political volatility and macro-economic uncertainty intensify and also impact the business climate for the remainder of this year. Unfavorable foreign exchange fluctuations might also add to the pressure on our revenue line and reported net result. We therefore believe it is prudent to slightly reduce our revenue guidance for the full fiscal year to a range of 265,000 to 280,000 kEUR. We remain convinced though that the fundamentals of our business are solid and resilient and believe that further structural cost efficiencies will allow us to safeguard operational profitability. Despite the slightly lower revenue outlook we are therefore reconfirming our Adjusted EBIT guidance of 6,000 kEUR to 10,000 kEUR for fiscal year 2025 in line with our earlier communications in February and April of this year.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1720, the reference rate of the European Central Bank on June 30, 2025.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the second quarter of 2025 on Thursday, July 24, 2025, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register-conf.media-server.com/register/BIcf55b247aa2d4dfc819bfe1b5959cb67

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. The webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In '000	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Revenue	75,982	64,831	68,797	131,210	132,434
Cost of Sales	(31,707)	(27,053)	(29,570)	(56,708)	(57,270)
Gross Profit	44,276	37,778	39,227	74,502	75,164
Gross profit as % of revenue	58.3%	58.3%	57.0%	56.8%	56.8%

Research and development expenses	(13,032)	(11,120)	(11,090)	(22,534)	(21,322)
Sales and marketing expenses	(18,132)	(15,471)	(15,636)	(30,542)	(30,234)
General and administrative expenses	(11,420)	(9,744)	(9,905)	(19,769)	(19,214)
Net other operating income (expenses)	1,508	1,286	1,205	1,646	1,994
Operating (loss) profit	3,200	2,730	3,801	3,303	6,387

Financial expenses	(4,733)	(4,039)	(1,441)	(6,811)	(2,239)
Financial income	1,157	987	2,474	2,884	4,783
(Loss) profit before taxes	(376)	(322)	4,834	(624)	8,930

Income Taxes	610	521	(959)	287	(1,469)
Net (loss) profit for the period	234	199	3,875	(337)	7,461
Net (loss) profit attributable to:
The owners of the parent	233	199	3,882	(336)	7,474
Non-controlling interest	-	-	(7)	(2)	(13)

Earning per share attributable to owners of the parent
Basic	0.00	0.00	0.07	(0.01)	0.13
Diluted	0.00	0.00	0.07	(0.01)	0.13

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,067	59,067	59,067	59,067	59,077

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Net profit (loss) for the period	234	199	3,875	(337)	7,461
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	731	624	(783)	1,129	(1,056)
Non-recycling
Fair value adjustments through OCI - Equity instruments	-	-	-	-	-
Other comprehensive income (loss), net of taxes	731	624	(783)	1,129	(1,056)
Total comprehensive income (loss) for the year, net of taxes	964	823	3,093	792	6,406
Total comprehensive income (loss) attributable to:
The owners of the parent	958	817	3,100	785	6,419
Non-controlling interests	6	6	(7)	7	(14)

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,249	43,391
Intangible assets	27,751	29,973
Property, plant & equipment	111,225	111,331
Right-of-Use assets	6,920	7,719
Deferred tax assets	3,761	3,523
Investments in convertible loans	4,118	3,994
Other non-current assets	5,707	5,893
Total non-current assets	202,729	205,823
Current assets
Inventories	14,678	16,992
Trade receivables	49,564	53,052
Other current assets	16,197	18,166
Cash and cash equivalents	116,712	102,304
Assets held for sale	4,504	-
Total current assets	201,656	190,513
Total assets	404,385	396,336

	As of June 30,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	233,895	233,895
Retained earnings and other reserves	11,106	10,196
Equity attributable to the owners of the parent	249,488	248,578
Non-controlling interest	(78)	(86)
Total equity	249,410	248,492
Non-current liabilities
Loans & borrowings	38,388	23,175
Lease liabilities	4,641	5,112
Deferred tax liabilities	2,923	3,202
Deferred income	15,343	13,268
Other non-current liabilities	326	910
Total non-current liabilities	61,621	45,666
Current liabilities
Loans & borrowings	8,151	10,383
Lease liabilities	2,487	2,614
Trade payables	20,091	23,348
Tax payables	560	1,432
Deferred income	45,070	45,998
Other current liabilities	16,049	18,403
Liabilities held for sale	944	-
Total current liabilities	93,354	102,178
Total equity and liabilities	404,385	396,336

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	(337)	7,461
Non-cash and operational adjustments	14,087	10,203
Depreciation of property plant & equipment	7,448	7,539
Amortization of intangible assets	3,210	3,204
Share-based payment expense	117	142
Loss (gain) on disposal of intangible assets and property, plant & equipment	(21)	(77)
Government grants	(101)	-
Movement in provisions	(366)	191
Movement reserve for bad debt and slow moving inventory	271	272
Financial income	(2,876)	(4,762)
Financial expense	6,770	2,241
Impact of foreign currencies	(70)	(10)
(Deferred) income taxes	(295)	1,462
Working capital adjustments	(4,684)	(574)
Decrease (increase) in trade receivables and other receivables	2,093	3,134
Decrease (increase) in inventories and contracts in progress	(500)	(1,029)
Increase (decrease) in deferred revenue	(264)	(1,768)
Increase (decrease) in trade payables and other payables	(6,014)	(911)
Income tax paid & Interest received	620	1,280
Net cash flow from operating activities	9,686	18,370

	for the six months ended June 30,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(5,617)	(10,475)
Purchase of intangible assets	(944)	(814)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	233	185
Capital government grants received	2,640	-
Net cash flow used in investing activities	(3,688)	(11,104)
Financing activities
Proceeds from loans & borrowings	20,000	-
Repayment of loans & borrowings	(6,860)	(6,841)
Repayment of leases	(1,544)	(1,517)
Capital increase	-	-
Interest paid	(621)	(800)
Other financial income (expense)	(1,300)	169
Net cash flow from (used in) financing activities	9,676	(8,989)
Net increase/(decrease) of cash & cash equivalents	15,673	(1,723)
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(913)	(358)
Cash & cash equivalents at end of the period	117,064	125,492

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial expenses	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
Depreciation and amortization	5,230	5,316	10,731	10,754
EBITDA	7,960	9,117	14,034	17,141
Share-based compensation expense (1)	45	71	117	142
Restructuring and corporate initiatives (2)	283	-	283	-
Adjusted EBITDA	8,288	9,188	14,434	17,283

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial expenses	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
EBIT	2,730	3,801	3,303	6,387
Share-based compensation expense (1)	45	71	117	142
Restructuring and corporate initiatives (2)	283	-	283	-
Adjusted EBIT	3,058	3,872	3,703	6,529

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2025
Revenues	32,850	9,872	22,109	64,831	(0)	64,831
Segment (adj) EBITDA	10,728	1,373	(807)	11,294	(3,005)	8,288
Segment (adj) EBITDA %	32.7%	13.9%	-3.6%	17.4%		12.8%
For the three months ended June 30, 2024
Revenues	28,141	11,226	29,429	68,797	0	68,797
Segment (adj) EBITDA	8,199	1,374	2,416	11,990	(2,802)	9,188
Segment (adj) EBITDA %	29.1%	12.2%	8.2%	17.4%		13.4%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2025
Revenues	63,928	19,647	47,635	131,210	(0)	131,210
Segment (adj) EBITDA	19,775	1,971	(1,185)	20,561	(6,127)	14,434
Segment (adj) EBITDA %	30.9%	10.0%	-2.5%	15.7%		11.0%
For the six months ended June 30, 2024
Revenues	54,324	21,665	56,445	132,434	0	132,434
Segment (adj) EBITDA	16,120	2,464	3,947	22,531	(5,248)	17,283
Segment (adj) EBITDA %	29.7%	11.4%	7.0%	17.0%		13.1%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	199	3,875	(337)	7,461
Income taxes	(521)	959	(287)	1,469
Financial cost	4,039	1,441	6,811	2,239
Financial income	(987)	(2,474)	(2,884)	(4,783)
Operating (loss) profit	2,730	3,801	3,303	6,387
Depreciation and amortization	5,230	5,316	10,731	10,754
Corporate research and development	1,070	955	2,100	1,763
Corporate headquarter costs	2,895	2,601	5,747	5,083
Other operating income (expense)	(810)	(682)	(1,498)	(1,456)
Segment restructuring and reorganization	178	-	178	-
Segment adjusted EBITDA	11,294	11,990	20,561	22,531